Mail Room 4561
								May 9, 2006
Mark E. Ties
Chief Financial Officer
XATA Corporation
151 East Cliff Road, Suite 10
Burnsville, Minnesota 55337

	Re:   	Xata Corporation
		Amendment No. 1 to Registration Statement on Form S-3
		Filed on April 20, 2006
		File No. 333-132246

		Form 10-KSB for the fiscal year ended September 30, 2005,
as amended
		Form 10-QSB for the period ended December 31, 2005
		File No. 0-27166

Dear Mr. Ties:

      We have limited our review of the above-referenced Form S-3 registration statement of Xata Corporation and periodic reports to the disclosure items identified below and have the following comments. Our references to prior comments relate to our prior letter dated March 31, 2006.

General

1. Please ensure that you submit all correspondence on EDGAR under the "corresp" tag. See Item 101 of Regulation S-T. In this respect, the response letter of April 19, 2006 should be electronically submitted with your next amendment.

Undertakings, page 10
2. We note that you have included the additional undertaking referred to in prior comment no. 6. However, it is unclear why you have deleted the other undertakings. In your next amendment, please ensure that you include all of the appropriate undertakings.

Legality Opinion
3.	Please confirm that the reference and limitation in the
opinion
to "the Minnesota Business Corporation Act" includes the statutory provisions and also all applicable provisions of the Minnesota Constitution and reported judicial decisions interpreting these laws.

Form 10-KSB for the fiscal year ended September 30, 2005, as amended

Form 10-QSB for the quarter ended December 31, 2005

Controls and Procedures
3. Please refer to prior comment no. 10.  We note that your
proposed
disclosure references Exchange Act Rule 13a-15(e); however, in stating that your certifying officers concluded that your disclosure controls and procedures "are effective in timely alerting them to material information relating to the Company required to be included in [y]our periodic filings," you provide only a partial definition of
disclosure controls and procedures.   As we indicated in our prior
letter, if you include the definition in your disclosure, you must provide the entire definition, i.e., that the disclosure controls and procedures are effective in ensuring that the information required to be disclosed is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rule and forms and is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officer as appropriate to allow timely decisions regarding required disclosure.
Alternatively, you may cite to the Exchange Act rule without reciting the rule itself. Please confirm your understanding and provide us with a representation that you will conform your disclosure to the rule in future filings.
4. Please refer to prior comment no. 11 regarding changes in internal controls. We note your proposed disclosure relating to the Form 10-
KSB. What is the basis for including the latter half of the sentence beginning with the words "subsequent to the date of their evaluation..."?
5. In addition, we indicated in prior comment 12 that your statement that there were no "significant" changes is inappropriate. Your disclosure both in the proposed language and in future filings should speak to whether they were any changes in internal controls over financial reporting. Please revise the proposed language accordingly and confirm that you will conform your disclosures to the rule requirements in future filings.

      As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, the undersigned at 202-551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director

cc:  	Via facsimile:  612-672-3777
      Janna R. Severance, Esq.
      Messerli & Kramer

Mark E. Ties
XATA Corporation
May 9, 2006
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